Prospectus Supplement to Prospectus dated October 23, 2001.

$300,000,000

Computer Sciences Corporation

3.50% Notes due April 15, 2008

We will pay interest on the notes on April 15 and October 15 of each year. The first interest payment will be made on October 15, 2003. The notes will mature on April 15, 2008. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. We may redeem the notes in whole or in part at any time at the redemption price described on page S-8. The notes are unsecured and will rank equally with all of our other unsecured unsubordinated indebtedness, but will be effectively subordinate to the indebtedness of our subsidiaries.

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per note	Total
Initial public offering price	98.966%	$296,898,000
Underwriting discount	0.600%	$1,800,000
Proceeds, before expenses, to Computer Sciences Corporation	98.366%	$295,098,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from April 3, 2003 and must be paid by the purchasers if the notes are delivered after April 3, 2003.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on April 3, 2003.

Joint Book-Running Managers

JPMorgan	Merrill Lynch & Co.

Credit Suisse First Boston Morgan Stanley	Goldman, Sachs & Co. Salomon Smith Barney

Scotia Capital Deutsche Bank Securities McDonald Investments Inc. Wachovia Securities	Banc One Capital Markets, Inc. Dresdner Kleinwort Wasserstein UBS Warburg	BNY Capital Markets, Inc. ING Financial Markets U.S. Bancorp Piper Jaffray Wells Fargo Brokerage Services, LLC

Prospectus Supplement dated March 31, 2003.

Within this prospectus supplement, we sometimes refer to years without specifying a month or day. In all such cases, unless we specifically refer to a calendar year, the reference is to our fiscal year ended on the Friday closest to March 31 of such year. Whenever we refer to the “Company” or to “us,” or use the terms “we” or “our” in this prospectus supplement, we are referring to Computer Sciences Corporation and its subsidiaries. However, for purposes of the section entitled “Description of the Notes,” whenever we refer to the “Company” or to “us,” or use the terms “we” or “our,” we are referring only to Computer Sciences Corporation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room. You may also obtain copies of these materials from the SEC’s public reference room at the address set forth above, at prescribed rates. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. You may read and copy reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Information about our company is also available to the public from our website at http://www.csc.com.

We filed a registration statement on Form S-3 with the SEC on October 23, 2001 under the Securities Act of 1933, as amended. This prospectus supplement does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and the notes. You may inspect the registration statement and its exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., in Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, except for any information that is superseded by information that is included directly in this prospectus supplement. The information filed by us with the SEC in the future will update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all the notes:

1.    Our Annual Report on Form 10-K for the fiscal year ended March 29, 2002, as filed with the SEC on June 14, 2002;

2.    Our Quarterly Report on Form 10-Q for the quarter ended June 28, 2002, as filed with the SEC on August 12, 2002;

3.    Our Quarterly Report on Form 10-Q for the quarter ended September 27, 2002, as filed with the SEC on November 8, 2002, as amended and supplemented by our Amended Quarterly Report on Form 10-Q for such quarter, as filed with the SEC on November 8, 2002;

4.    Our Quarterly Report on Form 10-Q for the quarter ended December 27, 2002, as filed with the SEC on February 7, 2003; and

5.    Our Current Reports on Form 8-K dated August 12, 2002, December 13, 2002, February 10, 2003, March 7, 2003 and March 12, 2003.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Investor Relations

Computer Sciences Corporation

2100 East Grand Avenue

El Segundo, California 90245

(310) 615-0311

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecasts,” and the like. These statements represent our current intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from such forward-looking statements. These factors include, among others:

•	changes in the global commercial demand for information technology outsourcing, business process outsourcing and consulting and systems integration services;

•	changes in U.S. federal government spending levels for information technology services;

•	competitive pressures;

•	the credit worthiness of our commercial customers;

•	our ability to recover our accounts receivable;

•	our ability to recover our capital investment in outsourcing contracts;

•	our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends;

•	the future profitability of our long-term contracts with customers;

•	the future profitability of our fixed-price contracts;

•	our ability to consummate strategic acquisitions and form alliances;

•	our ability to attract and retain qualified personnel; and

•	fluctuations in currency exchange rates in countries in which we do business.

Forward-looking statements speak only as of the date of this prospectus supplement, and in the case of documents incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements or to report any events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events, except as required by law. These forward-looking statements represent our expectations or beliefs concerning future events, and no assurance can be given that the results described will be achieved.

RECENT DEVELOPMENTS

Recent Contract Awards

In March 2003, we signed a 10-year global information technology infrastructure outsourcing agreement with Motorola, Inc. with an estimated value of $1.6 billion. Under the agreement, which becomes effective May 1, 2003, CSC will manage Motorola’s midrange, desktop and distributed computing infrastructure worldwide, as well as Motorola’s global help-desk and network infrastructure functions. As part of the agreement, CSC will acquire certain Motorola information technology infrastructure and network assets.

In February 2003, we were one of eight teams that was awarded the U.S. Army’s Rapid Response Program Government-wide Acquisition contract. The contract, sponsored by the Army Communications and Electronics Command, will provide rapid support to agencies across the U.S. Government. We estimate the value of the agreement to be approximately $700 million.

In February 2003, we entered into an eight-year information technology outsourcing agreement with Basell, the world’s largest producer of polypropylene and a leading supplier of polyethylene and advanced polyolefin products. Under the agreement, which we estimate to have a value of approximately $320 million, we will assume responsibility for Basell’s global information technology infrastructure, including data center and help desk operations for networks and desktop computers.

In February 2003, we signed a seven-year subcontract with International Business Machines Corporation to support a portion of J.P. Morgan Chase & Co.’s information technology environment. We estimate the value of the subcontract to be approximately $500 million. Previously, we had provided information technology services to J.P. Morgan Chase & Co. as a prime contractor pursuant to a 1996 agreement expiring in July 2003. Total annual revenues from services provided under the subcontract are expected to be approximately 40% of the annual revenue realized under the 1996 agreement, excluding variable project work.

In January 2003, we contracted with the National Security Agency (the “NSA”) to provide information technology services under a five-year blanket purchase agreement. The agreement calls for us to provide information technology engineering, technical and management services in support of the Information Technology Infrastructure Services program at the NSA Washington campus and the NSA’s community sites worldwide. We estimate the value of the contract to be approximately $300 million if all options are exercised.

In November 2002, we entered into a seven-year outsourcing agreement with Bombardier Transportation, an operating group of Bombardier Inc., with an estimated value over the life of the contract of $700 million ($1.11 billion Cdn). The agreement calls for us to provide desktop, help desk, call center, data center, network and application management services to support Bombardier Transportation’s rail equipment manufacturing and services operations at more than 200 sites around the world. In connection with this agreement, approximately 625 employees and contractors are expected to transfer to us in February 2003 in Europe, the Americas, Australia and Asia.

In November 2002, we expanded our outsourcing agreement with United Technologies Corporation (“UTC”) to include UTC operations in Australia, Hong Kong, Japan, Korea, New Zealand and the People’s Republic of China. Under the expansion, we are to provide infrastructure support services for more than 10,000 desktop computers and 400 servers at more than 400 sites throughout the Asia-Pacific region. UTC companies served by the agreement include Carrier, Otis Elevator, Pratt & Whitney Canada and United Technologies International Operations. The expansion adds approximately $143 million in value to the original contract.

In October 2002, we entered into a seven-year extension of our outsourcing agreement with Baker & Taylor, Inc., a worldwide distributor of books, music and video products, which provides that we will continue to operate and maintain Baker & Taylor’s mainframe, midrange, network, telecommunications and help desk services, and will provide applications development, maintenance and support. We estimate the value of the agreement to be approximately $115 million if all options are exercised.

In October 2002, we entered into a follow-on, two-year contract to continue supporting the Missile Defense Agency (the “MDA”) with scientific, engineering, and technical assistance at the Ground-based Midcourse Defense (the “GMD”) Joint Program Office (the “JPO”). The agreement calls for us to continue to assist the JPO in the execution of the GMD element of the MDA’s Ballistic Missile Defense System. We expect that the value of this contract may exceed $270 million if all options are exercised.

Acquisition

On March 7, 2003, we completed our acquisition of DynCorp, which provides diversified management, technical, engineering and professional services primarily to U.S. Government customers throughout the United States and internationally. Each of the approximately 10.8 million outstanding DynCorp shares was converted into $15 in cash and 1.3940 shares of our stock. We also assumed and paid off all of DynCorp’s interest-bearing debt, which totaled approximately $306.0 million, including principal prepayment premiums and accrued interest, with proceeds from our commercial paper program.

USE OF PROCEEDS

The net proceeds to be received by the Company from the sale of the notes (after deducting the underwriting discounts and commissions and estimated expenses payable by the Company) are estimated to be $294,765,000. We intend to use the net proceeds from the sale of the notes for general corporate purposes, including the reduction of the balance of our outstanding commercial paper when it matures. As of March 10, 2003, the first business day following the closing of the DynCorp acquisition and the payoff of all of DynCorp’s interest-bearing debt, the aggregate principal balance of our outstanding current and long-term commercial paper was approximately $531,400,000, at a weighted average interest rate of 1.28%, all of which will mature within 36 days.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of our last five fiscal years and our nine months ended December 27, 2002 appears below. We computed the ratio of earnings to fixed charges by dividing the sum of fixed charges and income before taxes by fixed charges. Fixed charges consist of interest expense and the estimated interest component of rent expense.

	Nine Months Ended December 27, 2002	Fiscal Years Ended
		March 29, 2002	March 30, 2001	March 31, 2000	April 2, 1999	April 3, 1998
Ratio of earnings to fixed charges	3.24x	2.97x	2.80x	5.91x	5.72x	2.98x

CAPITALIZATION

The following table summarizes our debt and stockholders’ equity as of December 27, 2002: (1) on a historical basis and (2) as adjusted to reflect (a) the sale on February 14, 2003 of the Company’s 5.00% Notes due February 15, 2013 and the application of the $292,708,000 net proceeds therefrom to reduce our outstanding commercial paper, and (b) the sale of the notes offered hereby and the application of a portion of the estimated net proceeds to reduce our outstanding commercial paper as described under “Use of Proceeds.” You should read this table in conjunction with the consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended March 29, 2002 and our Quarterly Report on Form 10-Q for the quarter ended December 27, 2002, both of which are incorporated herein by reference.

	As of December 27, 2002
	Actual	As Adjusted
	(in millions of dollars)
Current debt:
Commercial paper	$109.9		$(1)
Notes payable	60.9	60.9
Current maturities of long-term debt	3.4	3.4
Current maturities of capitalized lease liabilities	34.7	34.7

Total current debt	$208.9	$99.0

Long-term debt:
Commercial paper	$321.0		$(1)
6 1/4% Notes, due March 15, 2009	200.0	200.0
7 1/2% Notes, due August 8, 2005	500.0	500.0
6 3/4% Notes, due June 15, 2006	498.8	498.8
7 3/8% Notes, due June 15, 2011	496.9	496.9
5% Notes, due February 15, 2013		300.0
3.5% Notes, due April 15, 2008		300.0
Other notes payable	1.6	1.6
Capitalized lease liabilities	5.6	5.6

Total long-term debt	2,023.9	2,302.9

Total stockholders’ equity	4,051.7	4,051.7

Total capitalization	$6,284.5	$6,453.6

(1)	As of March 10, 2003, the aggregate principal balance of our outstanding current and long-term commercial paper was approximately $531,400,000.

DESCRIPTION OF THE NOTES

The following description of the notes supplements the more general description of debt securities that appears in the accompanying prospectus. You should read this section together with the section entitled “Description of Debt Securities” in the accompanying prospectus. If there are any inconsistencies between this section and the accompanying prospectus, you should rely on the information in this section. Capitalized terms used in this prospectus supplement and not defined in this prospectus supplement have the same meanings given to them in the accompanying prospectus or in the indenture referred to in this prospectus supplement.

General

We will issue the notes in an initial aggregate principal amount of $300,000,000. The notes will mature on April 15, 2008. The notes will be in registered form without coupons in denominations of $1,000 and integral multiples of $1,000. The notes are our direct, unconditional, unsecured and unsubordinated general obligations. The notes will rank equally among themselves, without any preference of one over the other, and at least equally with all of our other outstanding unsecured and unsubordinated general obligations. The notes will be effectively subordinate to the indebtedness of our subsidiaries. At December 27, 2002, our subsidiaries had outstanding indebtedness (including capitalized leases) of $77.1 million.

The notes will bear interest at the rate of 3.50% per annum from April 3, 2003 or from the most recent interest payment date to which interest has been paid or provided for. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2003, to the holders of record at the close of business on the date fifteen days prior to each interest payment date. Interest on the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

We may, from time to time, without the consent of the holders of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes. Any additional notes having such similar terms together with the applicable notes will constitute a single series of debt securities under the indenture. We may also issue other notes and incur other indebtedness.

The notes will be: (1) debt securities as described in the accompanying prospectus; (2) subject to defeasance and covenant defeasance as described in the accompanying prospectus; and (3) subject to redemption as described in the section entitled “Description of the Notes—Redemption at Our Option.”

The notes will not be subject to any sinking fund.

If any interest payment date, redemption date or maturity date would otherwise be a day that is not a Business Day, the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding Business Day. “Business Day” means, with respect to the notes, any day other than a day on which Federal or State banking institutions in the Borough of Manhattan, The City of New York, or in the city where the office or agency for payment on the notes is maintained pursuant to the indenture, are authorized or obligated by law, executive order or regulation to close.

Redemption at Our Option

The notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of:

•	100% of the principal amount of such notes, and

•	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such interest payments accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in either of the above cases, accrued and unpaid interest thereon to the date of redemption.

For purposes of this section “Redemption at Our Option,” the following terms have the following meanings:

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means an independent investment institution of national standing selected by us and appointed by the trustee.

“Reference Treasury Dealer” means each of (1) J.P. Morgan Securities Inc., Merrill Lynch Government Securities Inc., Credit Suisse First Boston LLC and Goldman, Sachs & Co., Inc. and their successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

Unless we default in payment of the redemption price and accrued and unpaid interest on the notes, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

If any redemption date would otherwise be a day that is not a Business Day, the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding Business Day.

Limitation on Our Ability to Incur Liens

Other than as provided below under “We May Incur Permitted Liens and We May Enter into Permitted Sale/Leaseback Transactions,” neither we nor any of our Subsidiaries may create, incur, assume or suffer to exist any Lien upon any of our assets to secure any Indebtedness, except for:

•	Liens existing on the date of the supplemental indenture relating to the notes;

•	any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Lien existing on the date of the supplemental indenture relating to the notes;

•	Liens on property existing at the time we or any of our Subsidiaries acquires such property, provided that such Liens (1) are not incurred in connection with, or in contemplation of the acquisition of the property acquired and (2) do not extend to or cover any of our property or assets or any of our Subsidiaries’ property or assets other than the property so acquired;

•	Liens on any property of a corporation or other entity existing at the time such corporation or entity becomes our Subsidiary or is merged into or consolidated with us or a Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation or entity as an entirety or substantially as an entirety to us or a Subsidiary; provided that such Liens (1) are not incurred in connection with or in contemplation of such corporation or entity becoming a Subsidiary or merging or consolidating with us or a Subsidiary or are not incurred in connection with or in contemplation of the sale, lease or other disposition of the properties of such corporation or other entity and (2) do not extend to or cover any of our property or assets or any of our Subsidiaries’ property or assets other than the property of such corporation or other entity; and

•	purchase money Liens upon or in any real or personal property (including fixtures and other equipment) we or any of our Subsidiaries hold or have acquired to secure the purchase price of such property or to secure Indebtedness incurred solely to finance or refinance the acquisition or improvement of such property and incurred within 180 days after completion of such acquisition or improvement, provided that no such Lien will extend to or cover any property other than the property being acquired or improved.

For purposes of this section “Limitation on Our Ability to Incur Liens,” the following terms have the following meanings:

“Indebtedness” means, with respect to any person, and without duplication:

•	any liability of such person

(1)	for borrowed money, or

(2)	for any letter of credit for the account of such person supporting obligations of such person or other persons, or

(3)	evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business), or

(4)	for the payment of money relating to a capitalized lease; and

•	any liability of others described in the preceding bullet point that the person has guaranteed or that is otherwise its legal liability; and

•	any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in the bullet points above.

“Lien” means any lien, security interest, charge, mortgage, pledge or other encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest other than an agreement to secure Indebtedness equally and ratably upon the incurrence of other secured Indebtedness).

“Subsidiary” means:

•	a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time directly or indirectly owned by us, by us and our Subsidiary or Subsidiaries, or by our Subsidiary or Subsidiaries, or

•	any other person (other than a corporation) in which we, or we and our Subsidiary or Subsidiaries, or our Subsidiary or Subsidiaries directly or indirectly at the date of determination thereof has at least a majority ownership interest.

Limitation on Our Ability to Enter into Sale/Leaseback Transactions

Other than as provided below under “We May Incur Permitted Liens and We May Enter into Permitted Sale/Leaseback Transactions,” neither we nor any of our Subsidiaries may enter into any Sale/Leaseback Transaction unless we or such Subsidiary would be entitled, pursuant to the provisions described in the bullet points under “Limitation on Our Ability to Incur Liens” above, to create, incur, assume or suffer to exist a Lien on the property subject to such Sale/Leaseback Transaction.

For purposes of this section “Limitation on Our Ability to Enter Into Sale/Leaseback Transactions,” the following term has the following meaning:

“Sale/Leaseback Transaction” means any arrangement with any person (other than us or any of our Subsidiaries) providing for a capitalized lease by us or any of our Subsidiaries of any property which has been or is to be sold or transferred by us or any of our Subsidiaries to such person or to any person (other than us or any of our Subsidiaries) by whom funds have been or are to be advanced on the security of the leased property.

We May Incur Permitted Liens and We May Enter into Permitted Sale/Leaseback Transactions

Notwithstanding the restrictions set forth above under “Limitation on Our Ability to Incur Liens” and “Limitation on our Ability to Enter into Sale/Leaseback Transactions,” we or any of our Subsidiaries may create, incur, assume or suffer to exist any Lien or enter into any Sale/Leaseback Transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect to that event, the aggregate amount of all Indebtedness secured by Liens permitted by this paragraph (excluding the Liens permitted pursuant to the bullet points under “Limitation on Our Ability to Incur Liens” above) and the aggregate amount of all Attributable Debt in respect of Sale/Leaseback Transactions permitted by this paragraph (excluding the Sale/Leaseback Transactions permitted under “Limitation on Our Ability to Enter into Sale/Leaseback Transactions” above), measured, in each case, at the time any such Lien is incurred or any such Sale/Leaseback Transaction is entered into, by us or any Subsidiary does not exceed 20% of our Consolidated Net Tangible Assets.

For purposes of this section “We May Incur Permitted Liens and We May Enter into Permitted Sale/Leaseback Transactions,” the following terms have the following meanings:

“Attributable Debt” with respect to any Sale/Leaseback Transaction means the present value of the minimum rental payments called for during the term of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

“Consolidated Net Tangible Assets” means, as of any particular time, the aggregate amount of our assets and the assets of our Subsidiaries (in each case, less applicable reserves and other properly deductible items) after deducting from such amount:

•	all current liabilities other than (1) notes and loans payable, (2) current maturities of long-term debt and (3) current maturities of capital lease obligations, and

•	intangible assets, to the extent included in such aggregate assets, all as set forth on our and our consolidated subsidiaries’ then most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

Events of Default

In addition to the events described under “Description of Debt Securities—Events of Default” in the accompanying prospectus, an event of default (the “Additional Event of Default”) will exist for the notes under the indenture if any of our Indebtedness in the aggregate outstanding principal amount of $100 million or more either (1) becomes due and payable prior to the due date for payment of such Indebtedness by reason of acceleration of such Indebtedness following our default or (2) is not repaid at, and remains unpaid after, maturity as extended by any applicable period of grace or any guarantee given by us in respect of Indebtedness of any other person in the aggregate outstanding principal amount of $100 million or more is not honored when, and remains dishonored after, becoming due.

The holders of a majority in principal amount of the outstanding notes may waive such default or event of default and its consequences. Any such waiver shall cure such default or event of default.

Book-Entry System and Form of Notes

The notes will be represented by beneficial interests in one or more single, permanent global notes in fully registered form without interest coupons and will be deposited with the trustee as custodian for The Depository Trust Company and registered in the name of a nominee of The Depository Trust Company.

Ownership of beneficial interests in a global note will be limited to The Depository Trust Company participants or persons that may hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by The Depository Trust Company or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

The Depository Trust Company or its nominee, as the case may be, as registered holder of a global note, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the notes and the indenture. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with The Depository Trust Company’s applicable procedures (in addition to those under the indenture).

Principal and interest payments on notes represented by a global note registered in the name of The Depository Trust Company or its nominee will be made to The Depository Trust Company or its nominee, as the case may be, as the registered owner of such global note. Neither we, the trustee nor any paying agent for such notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that The Depository Trust Company, upon receipt of any payment of principal or interest on a global note, will immediately credit participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of The

Depository Trust Company. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the account of customers registered in “street names,” and will be the responsibility of such participants.

The Depository Trust Company has advised us as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository Trust Company holds securities that its participants deposit with The Depository Trust Company and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to The Depository Trust Company system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to The Depository Trust Company and its participants are on file with the SEC.

Trustee

Citibank, N.A., an affiliate of Salomon Smith Barney Inc., one of the underwriters, will serve as the trustee for the notes. In the ordinary course of its business, Citibank, N.A. and its affiliates have performed, and may in the future perform, commercial banking, global cash management and other related services for us and our affiliates and have received customary compensation therefor. Additionally, Citibank, N.A. serves as the trustee in connection with our five outstanding classes of debt securities and as our issuing and paying agent under two commercial paper programs.

The address of the relevant corporate trust office of the trustee is Citibank, N.A., 111 Wall Street, 14th Floor, New York, New York 10005.

UNDERWRITING

Computer Sciences Corporation and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner and Smith Incorporated, as representatives of the underwriters for the offering named below, have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of each series of notes indicated in the following table.

Underwriters	Principal Amount of Notes
J.P. Morgan Securities Inc.	$96,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	96,000,000
Credit Suisse First Boston LLC	18,000,000
Goldman, Sachs & Co.	18,000,000
Morgan Stanley & Co. Incorporated	18,000,000
Salomon Smith Barney Inc.	18,000,000
Scotia Capital (USA) Inc.	6,000,000
Banc One Capital Markets, Inc.	3,000,000
BNY Capital Markets, Inc.	3,000,000
Deutsche Bank Securities Inc.	3,000,000
Dresdner Kleinwort Wasserstein Securities LLC	3,000,000
ING Financial Markets LLC	3,000,000
McDonald Investments Inc., a KeyCorp Company	3,000,000
UBS Warburg LLC	3,000,000
U.S. Bancorp Piper Jaffray Inc.	3,000,000
Wachovia Securities, Inc.	3,000,000
Wells Fargo Brokerage Services, LLC	3,000,000

Total	$300,000,000

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.350% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.225% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The notes are a new issue of securities with no established trading market. Computer Sciences Corporation has been advised by the underwriters that the underwriters intend to make a market in the notes but the underwriters are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering of the notes, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Computer Sciences Corporation estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $333,000.

Computer Sciences Corporation has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with Computer Sciences Corporation. They have received customary fees and commissions for these transactions. In addition, Computer Sciences Corporation provides consulting and information technology services to certain of the underwriters and their affiliates.

J.P. Morgan Securities Inc. (“JPMorgan”) will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion to the Company with respect to the validity of the notes. Latham & Watkins LLP of Los Angeles, California will issue an opinion to the Underwriters about certain legal matters relating to the notes. Latham & Watkins LLP renders certain legal services to the Company.

EXPERTS

The consolidated financial statements and financial statement schedule incorporated by reference in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$1,500,000,000

Computer Sciences Corporation

Debt Securities

Preferred Stock

Common Stock

Stock Purchase Contracts

Stock Purchase Units

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of debt securities, preferred stock, common stock, stock purchase contracts and stock purchase units described in this prospectus in one or more offerings. This prospectus provides a general description of the securities we may offer. Each time we sell securities we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

The aggregate initial offering price of all securities sold under this prospectus will not exceed $1,500,000,000.

Our common stock is listed on the New York Stock Exchange under the symbol “CSC.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 23, 2001.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

Within this prospectus, we sometimes refer to years without specifying a month or day. In all such cases, unless we specifically refer to a calendar year, the reference is to our fiscal year ended on the Friday closest to March 31 of such year. Whenever we refer to the “Company,” to “us” or to “our company” or use the terms “we” or “our” in this prospectus, we are referring to Computer Sciences Corporation and its subsidiaries. However, for purposes of the sections entitled “Description of Debt Securities,” “Description of the Capital Stock” and “Description of Stock Purchase Contracts and Stock Purchase Units,” whenever we refer to the “Company,” to “us” or to “our company,” or use the terms “we” or “our,” we are referring only to Computer Sciences Corporation. Whenever we refer to the “securities” in this prospectus, we are referring to the debt securities, common stock, preferred stock, stock purchase contracts and stock purchase units described in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies from the SEC’s public reference room by mail at prescribed rates. Please call the SEC at 1-800-732-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. You may read and copy reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Information about our company is also available to the public from our website at http://www.csc.com.

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and the securities. You may inspect the registration statement and its exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus. The information filed by us with the SEC in the future will update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all the securities:

1.	Our Amended Annual Report on Form 10-K/A for the fiscal year ended March 30, 2001;

2.	Our Quarterly Report on Form 10-Q for the quarter ended June 29, 2001;

3.	Our Current Reports on Form 8-K dated May 14, 2001, May 23, 2001, and June 8, 2001; and

4.	The description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A dated February 25, 1998.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Investor Relations

Computer Sciences Corporation

2100 East Grand Avenue

El Segundo, California 90245

(310) 615-0311

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecasts,” and the like. These statements represent our intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from such forward-looking statements. These factors include, among others:

•	competitive pressures

•	our ability to consummate strategic acquisitions and form alliances

•	our ability to attract and retain key personnel

•	changes in the demand for information technology outsourcing and business process outsourcing

•	changes in U.S. federal government spending levels for information technology services

•	our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends

•	changes in the financial condition of our commercial customers

•	the future profitability of our customer contracts

•	general economic conditions and fluctuations in currency exchange rates in countries in which we do business

•	other risks discussed in this prospectus, the applicable prospectus supplement and our filings with the SEC

THE SECURITIES WE MAY OFFER

This prospectus is part of a registration statement we filed with the SEC pursuant to a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus up to a total dollar amount of $1,500,000,000. We may sell these securities either separately or in combination with other securities as units.

The types of securities that we may offer and sell by this prospectus are:

•	debt securities, which we may issue in one or more series and which may be unsubordinated or subordinated in ranking;

•	preferred stock, which we may issue in one or more series;

•	common stock;

•	stock purchase contracts; and

•	stock purchase units.

We may issue debt securities convertible into or exchangeable for shares of our common stock or our preferred stock. We also may issue preferred stock convertible into or exchangeable for shares of our common stock, another series of our preferred stock or another class of our preferred stock.

This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of the particular securities offered. In each prospectus supplement we will include the following information:

•	the type and amount of securities which we propose to sell;

•	the initial public offering price of the securities;

•	the names of the underwriters or agents, if any, through or to which we will sell the securities;

•	any compensation of those underwriters or agents;

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded;

•	any material United States federal income tax considerations applicable to the securities; and

•	any other material information about the offering and sale of the securities.

THE COMPANY

We are one of the world leaders in the information technology (“IT”) services industry. For forty-two years, we have helped our clients use IT more efficiently to improve their operations and profitability.

We offer a broad array of professional services to clients in the global commercial and government markets, specializing in the application of advanced and complex IT to achieve our customers’ strategic objectives. Our services include:

•	Outsourcing—Operating all or a portion of a client’s technology infrastructure, including systems analysis, applications development, network operations, desktop computing and data center management, or managing a client’s non-core business functions, such as claims processing, credit checking, or customer call centers.

•	Systems Integration—Designing, developing, implementing and integrating complete information systems.

•	Management Consulting/Professional Services—Advising clients on the strategic acquisition and use of IT, and on business strategy, security, modeling, simulation, engineering, operations, change management and business process reengineering.

We also license software systems for vertical markets and provide end-to-end e-business solutions that meet the needs of large commercial and government clients. We provide flexible and scalable solutions to our clients’ business challenges by applying our experience designing, building and maintaining large, complex mission-critical systems.

We do not have exclusive agreements with hardware or software providers. We believe that our “vendor neutrality” enables us to better identify and manage solutions specifically tailored to each client’s needs.

We provide services primarily in global commercial industries and to the U.S. federal government.

We provide services to global commercial clients in a number of industries, including the following:

•	aerospace/defense

•	automotive

•	chemical and energy

•	consumer goods

•	financial services

•	healthcare

•	manufacturing

•	media

•	public sector

•	retail/distribution

•	telecommunications

•	traffic and transportation

•	travel and hospitality

•	utilities

We are incorporated under the laws of Nevada. Our principal executive offices are located at 2100 East Grand Avenue, El Segundo, California 90245, and our telephone number is (310) 615-0311.

USE OF PROCEEDS

We intend to use the net proceeds we receive from the sale of the securities offered by this prospectus for general corporate purposes, the repayment of existing indebtedness, or for any other purposes that may be described in an accompanying prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS  TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for each of our last five fiscal years and for the three months ended June 29, 2001 appear below. We computed the ratio of earnings to fixed charges by dividing the sum of fixed charges and income before taxes by fixed charges. We calculated the ratio of earnings to combined fixed charges and preferred stock dividends as described above except that fixed charges were combined with preferred stock dividends for the periods indicated. The ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are identical for the periods indicated because we had no outstanding preferred stock and paid no preferred stock dividends during such periods. Fixed charges consist of interest expense and the estimated interest component of rent expense.

	Three Months Ended June 29, 2001	Fiscal Years Ended
		March 30, 2001	March 31, 2000	April 2, 1999	April 3, 1998	March 28, 1997
Ratio of earnings to fixed charges	2.24x	2.85x	6.01x	5.72x	2.98x	4.23x
Ratio of earnings to combined fixed charges and preferred stock dividends	2.24x	2.85x	6.01x	5.72x	2.98x	4.23x

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of our debt securities. We may issue our debt securities separately, upon conversion of or in exchange for our preferred stock or other debt securities or as part of a stock purchase unit. The debt securities will be our direct unsecured general obligations. The debt securities will be either unsubordinated debt securities or subordinated debt securities. Unsubordinated debt securities will be issued under one or more unsubordinated indentures and subordinated debt securities will be issued under one or more subordinated indentures, in each case between us and a trustee chosen by us that is qualified to act as such under the Trust Indenture Act of 1939, as amended. Together the unsubordinated indentures and the subordinated indentures are called the indentures. References in this prospectus to an indenture are references to the applicable indenture under which a particular series of debt securities is issued. The indentures may be amended or supplemented from time to time and are governed by the Trust Indenture Act.

We have summarized material provisions of the indentures below. The summary is not complete. We are filing the forms of the indentures as exhibits to the registration statement of which this prospectus is a part, and you may inspect them as described under the heading “Where You Can Find More Information” at page 3. In the summary below, we have included references to section numbers of the applicable indentures so that you can easily locate these provisions. We will describe the particular terms of each series of debt securities in the prospectus supplement or prospectus supplements relating to such series.

Terms of the Debt Securities

The unsubordinated debt securities will rank equally with all of our other unsecured unsubordinated debt. The subordinated debt securities will have a junior position to all of our unsubordinated debt.

A prospectus supplement relating to a series of debt securities will include specific terms related to that series of debt securities. These terms will include some or all of the following:

•	the title;

•	any limit on the amount that may be issued;

•	whether or not such series of debt securities will be issued in global form, the terms upon which a global security may be exchanged for definitive securities and who the depositary will be;

•	the maturity date(s);

•	the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment date(s) or the method for determining such date(s);

•	any index we may use to determine the amount of payment of principal of, premium, if any, and interest on the debt securities;

•	our right, if any, to extend interest payment periods or defer the payment of interest and the maximum length of any such extension or deferral period;

•	the date, if any, after which, and the price(s) at which, such series of debt securities may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

•	the form of the securities of each series;

•	the date(s), if any, on which, and the price(s) at which, we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, such series of debt securities and other related terms and provisions;

•	any provisions granting special rights to holders when a specified event occurs;

•	any changes to or additional events of default or covenants;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered;

•	any trustees, authenticating agents or paying agents with respect to each series of debt securities, if different from those in the indenture;

•	the denominations in which such series of debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	the currency or currencies (including any composite currency) in which principal or interest or both may be paid;

•	if the principal amount is not determinable as of a date prior to maturity, the amount which will be deemed to be the outstanding principal for any date, or the manner in which the deemed principal amount will be determined;

•	whether the debt securities will be convertible into or exchangeable for any other securities and the terms and conditions upon which a conversion or exchange may occur, including the initial conversion or exchange price or rate or its method of calculation, how and when the conversion price or exchange ratio may be adjusted, the conversion or exchange period, whether conversion or exchange is mandatory, at the option of the holder or at our option, and any additional provisions;

•	if other than the entire outstanding principal, the portion of the principal payable upon the acceleration of the maturity due to an event of default;

•	whether and upon what terms such series of debt securities may be defeased if different from the provisions set forth in the indenture;

•	the dates for required reports to the trustee for any series of debt securities that do not bear interest;

•	the terms of any repurchase or remarketing rights; and

•	any other terms with respect to such series of debt securities, including any terms required by or advisable under United States laws or regulations or advisable in connection with the marketing of the securities of that series. (Section 2.01)

Global Securities

If the debt securities are represented by one or more global securities, the applicable prospectus supplement will describe the terms of the depositary arrangement with respect to such securities.

Redemption

If described in the applicable prospectus supplement, we will have the right to redeem the debt securities, from time to time, in whole or in part, on the terms set forth in such prospectus supplement. Such terms will include the date after which we may redeem the debt securities and the price at which we may redeem the debt securities.

Covenants

Under the indentures, we will:

•	pay the principal, interest and any premium on the debt securities when due and interest on overdue principal and interest, to the extent lawful, at the rate specified in the debt securities; (Section 4.01)

•	maintain a place of payment; (Section 4.02)

•	pay all taxes when they are due except where we are contesting such taxes in good faith and by appropriate proceedings; (Section 4.04)

•	maintain our corporate existence subject to the provisions described below relating to mergers and consolidations; (Section 4.05) and

•	deliver to the trustee copies of all reports and information filed with the SEC or, if we are not required to filed such documents with the SEC, deliver to the trustee the reports and information that would be required for a listed security. (Section 5.03)

We will describe in the prospectus supplement any other restrictive covenants applicable to a series of debt securities.

Limitation on Our Ability to Consolidate, Merge and Sell Assets

Without the consent of the holders of any of the debt securities, we may consolidate with, or merge into, or sell, transfer, lease or convey our assets substantially as an entirety to any domestic corporation, if:

•	any successor corporation expressly assumes all of our obligations under the debt securities and the indenture,

•	immediately before and after giving effect to the transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing, and

•	the entity formed by or surviving any such consolidation or merger (if other than us) or to which such sale, transfer, lease or conveyance shall have been made, is a corporation organized and existing under the laws of the United States of America, any state, or the District of Columbia. (Section 10.01)

The supplemental indenture pertaining to any series of debt securities may provide for different provisions relating to the consolidation with, or merger into, or sale, transfer, lease or conveyance of our assets. In such cases, the terms of the supplemental indenture will govern for the purposes of such series of debt securities.

Events of Default

The following are events of default under the indenture with respect to any series of debt securities issued under such indenture:

•	failure to pay interest when due if such failure continues for 90 days and the time for payment has not been extended or deferred pursuant to the terms of the applicable series of debt securities;

•	failure to pay the principal (or premium, if any) when due;

•	failure to observe or perform any other covenant contained in the debt securities or such indenture (other than a covenant specifically relating to another series of debt securities) if such failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series; and

•	certain events of bankruptcy, insolvency or reorganization.

In the event of default with respect to debt securities of any series, unless the principal of all the securities of that series has already become due and payable, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us (and to the trustee if notice is given by such holders), may declare the unpaid principal of such series due and payable immediately. (Section 6.01)

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest. Any such waiver shall cure such default or event of default. (Section 6.06)

Subject to the terms of the indenture, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities if the trustee determines in good faith that the proceeding could result in personal liability, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

•	it is not in conflict with any law or the applicable indenture; and

•	it is not unduly prejudicial to the rights of the holders of the debt securities of another series. (Section 6.06)

A holder of the debt securities of any series will only have the right to institute a proceeding under an indenture or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request, and such holders have offered reasonable indemnity, to the trustee to institute such proceeding as trustee; and

•	the trustee does not institute such proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after such notice, request and offer.

The right of any holder to receive payment of principal, any premium or interest or to institute a suit for such payment shall not be impaired without the consent of such holder. (Section 6.04)

Modification of Indenture; Waiver

We and the trustee may enter into a supplemental indenture or indentures without the consent of any holders of debt securities with respect to certain matters, including:

•	to fix any ambiguity, defect or inconsistency in any indenture or any series of debt securities including making any such changes as are required for such indenture to comply with the Trust Indenture Act;

•	to add covenants for the benefit of the holders of the debt securities or to surrender any of our rights or powers;

•	to comply with provisions in the indenture concerning consolidation, merger, the sale of assets or successor corporations;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to add any additional events of default;

•	to change or eliminate any provisions of the indenture if the provision that is changed or eliminated does not apply to any outstanding debt securities;

•	to provide for the issuance of and terms and conditions of a series of debt securities or to add to the rights of the holders of any series of debt securities;

•	to provide for a successor trustee and to facilitate the administration of the trust by more than one trustee;

•	to secure the debt securities or to provide that any of our obligations under the debt securities will be guaranteed and the terms of such guarantees; and

•	to change anything that does not adversely affect the rights of any holder of debt securities of any series in any material respect. (Section 9.01)

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

•	to reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	to reduce the rate of or extend the time for payment of interest on any debt security;

•	to reduce the principal of or change the stated maturity of principal of, or any installment of principal of or interest on, any debt security or reduce the amount of principal of any original issue discount security that would be due and payable upon declaration of acceleration of maturity;

•	to reduce the premium payable upon the redemption of any debt security;

•	to make any debt security payable in a currency other than that stated in that debt security; and

•	to impair the right to bring a lawsuit for the enforcement of any payment on or after the stated maturity of any debt security (or in the case of redemption, on or after the date fixed for redemption). (Section 9.02)

An amendment of a provision included solely for the benefit of one or more series of debt securities does not affect the interests of the holders of any other series of debt securities. (Section 9.02)

It will not be necessary for the consent of the holders to approve the particular form of any proposed supplement, amendment or waiver, but it shall be sufficient if such consent approves the substance of it. (Section 9.02)

Form, Exchange, and Transfer

Unless otherwise specified in the form of the debt security of any series and in the applicable prospectus supplement, the debt securities of each series will be issued only as fully registered securities, without coupons, in denominations of $1,000 and any integral multiple thereof. Such registered debt securities will be registered as to principal and interest in the register maintained by the registrar for such debt securities. The indentures will provide that debt securities of a series may be issued in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to such series. (Sections 2.01, 2.03, 2.06 and 2.11)

At the option of the holder, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount. Subject to certain conditions and requirements in the indenture, beneficial interests in global debt securities may be transferred to persons to take delivery in the form of beneficial interests in global securities of the same series or may be exchanged for or transferred to persons who take delivery in the form of definitive debt securities. Also subject to certain conditions and requirements in the indenture, definitive debt securities may be exchanged for or transferred to persons who take delivery in the form of beneficial interests in global debt securities or definitive debt securities of the same series.

Debt securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar) at the office of the security registrar. No service charge will be made for any registration of transfer or exchange of debt securities or issuance of new securities in case of the partial redemption of any series, but we may require payment of any taxes or other governmental charges.

If the debt securities of any series are to be redeemed, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of less than all the outstanding debt securities that may be selected for redemption and ending at the close of business on the day of such mailing;

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except for the unredeemed portion of any such debt securities being redeemed in part; or

•	register the transfer or exchange of any debt securities between the applicable record date and the interest payment date. (Section 2.05)

Information Concerning the Trustee

The trustee, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties if there is reasonable ground for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of the indenture or adequate indemnity against such risk is not reasonably assured it. (Section 7.01)

The trustee may resign with respect to one or more series of debt securities by giving a written notice to us and to the holders of that series of debt securities. The holders of a majority in principal amount of the outstanding debt securities of a particular series may remove the trustee by notifying us and the trustee. We may remove the trustee if:

•	the trustee acquires a “conflicting interest,” as such term is defined in the Trust Indenture Act, and fails to comply with Trust Indenture Act;

•	the trustee fails to comply with the eligibility requirements provided in the indenture; or

•	the trustee:

•	is incapable of acting,

•	is adjudged to be bankrupt or insolvent,

•	commences a voluntary bankruptcy proceeding, or

•	a receiver is appointed for the trustee, its property or its affairs for the purpose of rehabilitation, conservation or liquidation. (Section 7.10)

If the trustee resigns or is removed or if the office of the trustee is otherwise vacant, we will appoint a successor trustee in accordance with the provisions of the applicable indenture. (Section 7.10)

A resignation or removal of the trustee and appointment of a successor trustee shall become effective only upon the successor trustee’s acceptance of the appointment as provided in the applicable indenture. (Section 7.10)

Payment and Paying Agents

The interest on any debt securities on any interest payment date will be paid to the person in whose name such debt securities (or one or more predecessor securities) are registered at the close of business on the regular record date for such interest. (Section 2.03)

We will be required to appoint a paying agent for each series of the debt securities. The debt securities of a particular series will be surrendered for payment at the office of the paying agents designated by us. If we do not designate such an office, the corporate trust office of the trustee will serve as the office of the paying agent for such series. (Sections 4.02 and 4.03)

All moneys paid by us to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof. (Section 11.06)

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York except to the extent that the Trust Indenture Act is applicable. (Section 13.04)

Defeasance of Debt Securities and Covenants under Certain Circumstances

If provided with respect to a series of debt securities, our obligations with respect to a particular series of debt securities will be discharged upon our irrevocable deposit with the trustee, in trust, of money or governmental obligations sufficient to pay at maturity or upon redemption all debt securities of that series which have not already been delivered to the trustee for cancellation, including

•	principal;

•	any unpaid premium;

•	any unpaid interest; and

•	all other payments due under the terms of the indenture with respect to such series of debt securities.

Notwithstanding the above, we may not be discharged from the following obligations which will survive until the debt securities mature:

•	to make any interest or principal payments that may be required;

•	to register the transfer or exchange of debt securities;

•	to replace stolen, lost or mutilated debt securities;

•	to maintain paying agencies; and

•	to appoint new trustees as required. (Sections 11.01 and 11.03)

We also may not be discharged from the following obligations which will survive the satisfaction and discharge of the debt securities:

•	to compensate and reimburse the trustee in accordance with the terms of the indenture; and

•	to receive unclaimed payments held by the trustee for at least two years and remit such payments to the holders if required. (Section 11.03)

Upon compliance with specified conditions, we will not be required to comply with some restrictive covenants contained in the applicable indenture and any supplemental indentures relating to such indenture, and any omission to comply with the obligations will not constitute a default or event of default relating to the debt securities. These conditions include:

•	the irrevocable deposit, in trust with a trustee for the benefit of the holders of the debt securities of such series, of

•	money, or

•	governmental obligations,

in each case, sufficient to pay all the principal of, and interest on the debt securities of such series to maturity or redemption, as the case may be, and all other sums payable by us under the indenture;

•	an event of default under the indenture as described in the first, second and fourth bullet points in the first paragraph under the caption “Events of Default” has not occurred and is not continuing, and an event which with notice or lapse of time or both would become such an event of default with respect to the debt securities has not occurred and is not continuing, on the date of such deposit;

•	the delivery to such trustee of an opinion of counsel or a ruling received by the Internal Revenue Service to the effect that the holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of such covenant defeasance and will be subject to federal income tax in the same amount and in the same manner and at the same times as would have been the case absent such exercise;

•	the trustee will not have a conflicting interest for the purposes of Trust Indenture Act with respect to any debt securities due to the defeasance;

•	the delivery to such trustee of a certificate signed by authorized persons and an opinion of counsel, each stating that all conditions precedent specified in the indenture relating to satisfaction and discharge have been complied with; and

•	compliance with any additional terms, conditions or limitations set forth in the debt securities of such series. (Section 11.03)

Compliance Certificates and Opinions of Counsel

The indenture requires us to furnish the following to the trustee under certain circumstances:

•	in the case of any redemption of securities prior to the expiration of any restriction on redemption contained in the securities or the indenture, a certificate evidencing compliance with the restriction; (Section 3.02(a))

•	as may be required by the SEC, information, documents and reports as to compliance with the indenture; (Section 5.03(b))

•	prior to the closing of any consolidation, merger into, sale, transfer, lease or conveyance of our assets substantially as an entirety to any domestic corporation, a certificate and an opinion of counsel as to compliance with the indenture and the conditions set forth under the heading “Limitation on Our Ability to Consolidate, Merge and Sell Assets”; (Section 10.01)

•	prior to any covenant defeasance, a certificate and an opinion of counsel, each stating that all conditions precedent specified in the indenture relating to satisfaction and discharge have been complied with; and (Section 11.03)

•	unless a certificate or opinion of counsel is not already required, in connection with any action that we may ask the trustee to take under the indenture, a certificate and/or an opinion of counsel as to compliance with conditions precedent in the indenture relating to the proposed action. (Section 13.06)

Subordination of Subordinated Debt Securities

The subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment of principal, premium, if any, and interest to certain of our other indebtedness to the extent described in a prospectus supplement or an officer’s certificate. The subordinated indenture does not limit the amount of subordinated debt securities which we may issue, nor does it limit us from issuing any other secured or unsecured debt. (Section 14.01)

DESCRIPTION OF THE CAPITAL STOCK

The following description of our capital stock sets forth general terms and provisions of our common stock and preferred stock to which a prospectus supplement may relate, including a prospectus supplement providing that our common stock or preferred stock will be issued upon conversion of or exchange for our debt securities, upon conversion of or exchange for preferred stock or upon settlement of stock purchase contracts or stock purchase units. The following summary of our restated articles of incorporation, as amended, and bylaws does not describe the restated articles and bylaws entirely. We urge you to read our restated articles and bylaws which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” on page 3. On the date of this prospectus, our authorized capital stock consists of 750,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of preferred stock, $1.00 par value. Our restated articles do not authorize any other classes of capital stock.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders and may cumulate votes for the election of directors. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law or specifically required by our restated articles or bylaws. Our bylaws provide that our president or secretary must call a special meeting of our stockholders if at least 75% of the holders of the outstanding voting stock requests such a meeting. Our bylaws require that any action taken by written consent of the stockholders without a meeting may be taken if authorized by the written consent of at least 90% of the outstanding voting shares. Additionally, our stockholders may amend our bylaws with the affirmative vote of not less than 75% of the outstanding voting shares. Except as provided below, our bylaws provide that our directors may be removed from office by the vote of stockholders representing not less than two-thirds of the outstanding voting shares. Any director or directors who constitute fewer than all of the incumbent directors may not be removed from office at any one time or as the result of any one transaction except upon the vote of stockholders owning sufficient shares to prevent each director’s election to office at the time of removal.

Our restated articles provide for cumulative voting but a stockholder must demand cumulative voting in advance of the meeting in order for cumulative voting to apply at the meeting. In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all of his or her votes for a single candidate or may allocate them among as many candidates as the stockholder may choose, up to the number of directors to be elected. Without cumulative voting, the holders of a majority of the shares present at an annual meeting or any special meeting held to elect directors have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares voting at the meeting.

The holders of our common stock are entitled to receive ratably dividends, if any, that are declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding up, after all liabilities and the holders of each series of preferred stock have been paid in full, the holders of our common stock are entitled to share ratably in all remaining assets. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. Each outstanding share of our common stock is accompanied by a right to purchase our preferred stock, our common stock or the common stock of a successor company pursuant to the terms of a rights agreement. See “Computer Sciences Corporation Rights Plan.”

Mellon Investor Services LLC is the Transfer Agent and Registrar for the shares of our common stock.

Preferred Stock

Our board of directors may issue up to 1,000,000 shares of preferred stock in one or more series and, subject to the Nevada corporation law, may:

•	fix the rights, preferences, privileges and restrictions of the preferred stock;

•	fix the number of shares and designation of any series of preferred stock; and

•	increase the number of shares of any series of preferred stock.

Our board of directors has the power to issue our preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders, and the board of directors could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change in control of our company.

Our restated articles designate 200,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with our stockholder rights plan, as described below. We refer to our Series A Junior Participating Preferred Stock as our Series A Preferred Shares. No Series A Preferred Shares are covered by this prospectus.

If we offer any series of preferred stock, certain terms of that series of preferred stock will be described in the applicable prospectus supplement, including, without limitation, the following:

•	the designation;

•	the number of authorized shares of the series in question;

•	the dividend rate (or method of calculation);

•	any voting rights, conversion rights, anti-dilution protections, exchangeability provisions and terms of any securities that are exchangeable for preferred stock;

•	any redemption provisions;

•	any liquidation preferences;

•	any sinking fund provisions; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Computer Sciences Corporation Rights Plan

Under Nevada law, we may create and issue rights entitling the holders of the rights to purchase from us shares of capital stock of any class or classes, subject to provisions in our restated articles. We have summarized material provisions of our stockholder rights plan below. The summary is not complete. The terms of our stockholder rights plan are fully described in our rights agreement dated as of February 18, 1998 which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” on page 3.

Under the rights agreement, each share of common stock is accompanied by the right, under specified circumstances, to purchase one four-thousandth of a share of the Series A Preferred Shares or our common stock or common stock of a successor company pursuant to the terms of the rights agreement.

Until the Distribution Date (as defined below),

•	the rights are not exercisable,

•	the rights are attached to and trade only together with shares of our common stock, and

•	the stock certificates representing shares of our common stock also represent the rights attached to our common stock.

The “Distribution Date” is the date, after the date of the rights agreement, that is the earliest of:

•	the first date of public announcement that any person, together with such person’s affiliates and associates (other than us or certain related entities, and with certain additional exceptions), has become the beneficial owner of 10% or more of the then outstanding shares of our common stock and our other capital stock entitled to voting rights (such person is a “10% Stockholder” and the date of such public announcement is the “10% Ownership Date”);

•	the tenth business day (or such later day as designated by our board of directors) following the date of the commencement of, or the first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 10% Stockholder; or

•	the first date, on or after the 10% Ownership Date, upon which we will consolidate or merge with another person in a transaction in which we are not the surviving corporation or in which all or part of the outstanding shares of our common stock are changed into or exchanged for stock or other securities of another person or cash or any other property, or upon which 50% or more of our consolidated assets or earning power are sold or transferred (other than in transactions in the ordinary course of business).

Pursuant to the terms of the rights agreement, upon the close of business on the Distribution Date, the rights will separate from the shares of our common stock, certificates representing the rights will be issued, and the rights will become exercisable to purchase one four-thousandth of a share of the Series A Preferred Shares or our common stock or common stock of a successor company at an exercise price as provided in the rights agreement

(currently $250). Under certain events described in the rights agreement, each right that is beneficially owned by a 10% Stockholder will be void. The exercise price, the number of outstanding rights and the Series A Preferred Shares or other securities issuable upon exercise of the rights are subject to adjustment from time to time as set forth in the rights agreement in order to prevent dilution.

Unless the rights have expired or been redeemed or exchanged, they may be exercised at the option of the holders as provided in the rights agreement. No right may be exercised more than once. Until a right is exercised, the holder of the right will have no rights as a stockholder of our company (other than rights resulting from such holder’s ownership of shares of our common stock), including, without limitation, the right to vote or to receive dividends.

Under certain conditions set forth in the rights agreement, our board of directors may, at its option:

•	direct us to redeem the rights in whole, but not in part, at a price per right as provided in the rights agreement (currently $.0005), as such redemption price will be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the rights agreement (but from and after the 10% Ownership Date, the rights are not redeemable); or

•	direct us to exchange all, but not less than all, of the then outstanding rights for shares of our common stock at an exchange ratio per right equal to that number of shares of our common stock which, as of the date of the our board of directors’ action, has a current market price equal to the difference between the exercise price and the current market price of the shares that would otherwise be issuable upon exercise of a right on such date.

Except as described below, our board of directors may, from time to time, without the approval of any holders of rights, supplement or amend any provision of the rights agreement in any manner, whether or not such supplement or amendment is adverse to any holder of rights, and direct the rights agent to supplement or amend such provision.

From and after the earliest of:

•	the 10% Ownership Date,

•	the first event of the type giving rise to exercise rights to purchase common stock of a successor corporation,

•	the date upon which our board of directors directs the redemption of the rights, or

•	February 18, 2008,

the rights agreement will not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding rights other than a 10% Stockholder. From and after the 10% Ownership Date, the rights agreement will not be supplemented or amended in any manner.

The rights agreement is intended to protect our stockholders in the event of an unsolicited attempt to acquire us. Our rights could prevent or delay a takeover of our company by causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Our rights should not interfere with any merger or other business combination approved by our board of directors, since our stockholder rights may be redeemed by us for a price per right (currently $.0005) as described above.

DESCRIPTION OF STOCK PURCHASE CONTRACTS  AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates, which we refer to herein as “stock purchase contracts.” The price of the securities and the number of securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and common stock, preferred stock, debt securities, or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the common stock or preferred stock under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the purchase agreement for the stock purchase contracts or the stock purchase units, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material U.S. federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

The securities which may be offered pursuant to this prospectus and any prospectus supplement may be offered by us to one or more underwriters for public offering and sale by them or to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of such securities will be named in the applicable prospectus supplement. Sales of such securities may be effected by us from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange or other securities exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the securities, through short sales of the securities, or a combination of such methods of sale. Such transactions may or may not involve brokers or dealers.

Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We also may offer and sell the securities in exchange for one or more of our outstanding debt securities or other securities.

In connection with the sale of the securities, underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from us and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents.

Direct sales of securities may be made on a national securities exchange or otherwise.

Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Underwriters, dealers, agents and remarketing firms described below may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

Certain of the underwriters, dealers, agents and remarketing firms and their associates may engage in transactions with, and perform services for, us in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the New York Stock Exchange and the Pacific Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities marketed by them.

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain purchasers to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the applicable prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The persons engaging in these activities may discontinue any of these activities at any time.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California has rendered an opinion with respect to the validity of the securities being offered by this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements and financial statement schedule incorporated by reference in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Prospectus

$300,000,000

Computer Sciences Corporation

3.50% Notes

due April 15, 2008

JPMorgan

Merrill Lynch & Co.

Credit Suisse First Boston

Goldman, Sachs & Co.

Morgan Stanley

Salomon Smith Barney

Scotia Capital

Banc One Capital Markets, Inc.

BNY Capital Markets, Inc.

Deutsche Bank Securities

Dresdner Kleinwort Wasserstein

ING Financial Markets

McDonald Investments Inc.

UBS Warburg

U.S. Bancorp Piper Jaffray

Wachovia Securities

Wells Fargo Brokerage Services, LLC